**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

**October 14, 2008
(correcting order dated June 12, 2006)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Solexa, Inc.

File No. 000-22570 - CF# 17464

_____

Solexa, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K/A filed on August 24, 2001.

Based on representations by Solexa, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


Exhibit 10.18   through October 1, 2010


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Patti J. Dennis
Chief, Office of Disclosure Support
